ITEM 1.01 EXHIBIT

Conflict Minerals Report of Ethan Allen Interiors, Inc. in Accordance with

Rule 13-p-1 Under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Ethan Allen Interiors, Inc. (“Ethan Allen”) for calendar year 2016 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Ethan Allen undertook due diligence to determine the source of Conflict Minerals, if any, used in its manufacture of furniture and home furnishing accessories. In conducting its due diligence, Ethan Allen implemented the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (the “OECD Framework”), an internationally recognized due diligence framework. Specifically, Ethan Allen:

(1)	identified each supplier from which it purchased materials to be incorporated into its manufactured products;

(2)	obtained the address of each such supplier;

(3)	transmitted written correspondence to each supplier in which it:

(a)

provided an understanding of Ethan Allen’s commitment of sourcing minerals from conflict-affected and high-risk areas in line with its corporate policy, legal obligations and existing international standards,

(b)

requested each supplier to collect and provide to Ethan Allen supply chain data necessary to fulfill Ethan Allen’s legal obligations under section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act,

(c)

advised that Ethan Allen was incorporating into its standard purchase order/contract terms and conditions which require each supplier to adopt a policy on the responsible sourcing of minerals, to implement due diligence processes in support of that policy, and to periodically provide Ethan Allen with information necessary to enable it to support its obligations under Dodd-Frank and its own policies,

(d)	requested each supplier to provide information to identify the smelters/refiners in their supply chain by utilizing the EICC/GeSI Conflict Minerals Reporting Template (the “Template”), and

(e)

sought to obtain a greater percentage of responses from suppliers who had not responded to the original request by transmitting a second request, and in some cases a third request, to provide information by utilizing the Template.

Ethan Allen has received no information for calendar year 2016 that would indicate its Conflict Mineral status has changed from calendar year 2015, which showed a portion to be “DRC conflict undeterminable” and the remainder to be “DRC conflict free”, as such terms are defined in the 1934 Act.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Ethan Allen’s 2016 due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-sustainability (“EICC/GeSI”) initiative with smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a manufacturer and seller of furniture and home accessories, Ethan Allen is several levels removed from the actual mining of Conflict Minerals. Ethan Allen does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries. Ethan Allen does not utilize Conflict Minerals in its manufacturing processes – it merely incorporates “stock” components manufactured by others into its finished products.

Ethan Allen’s due diligence measures included:

Conducting a supply-chain survey described more fully above by polling each and every supplier to ascertain whether any utilized Conflict Minerals in materials or components provided to Ethan Allen which it, in turn, incorporates into furniture and home furnishing accessories.

Collating and analyzing the responses for each supplier which responded to Ethan Allen’s correspondence.

As a result of the due diligence measures described above, Ethan Allen has determined that the materials supplied by each of the suppliers which responded to the survey by completing the Template, to the extent that they contain tantalum, tin, titanium or gold, are either DRC conflict free or DRC conflict undeterminable. Ethan Allen makes this determination based upon the information contained in the Templates provided by those suppliers which responded. However, for the purpose of this report, with regard those suppliers which did not respond, Ethan Allen has determined that the materials are DRC conflict undeterminable. With regard to those suppliers which did not respond, Ethan Allen has insufficient information to enable it to conclude whether the Conflict Minerals which are contained in the supplied materials originated in the Covered Countries, and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, Ethan Allen intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary Conflict Minerals do not benefit armed groups. These steps include:

Increasing the response rate of suppliers by requesting all suppliers recertify by means of the Template.

Informing any smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.